Exhibit 99.1

NOVA MEASURING INSTRUMENTS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Nova Measuring Instruments Ltd. (the “Company”) will be held on September 12, 2013, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), at the Company’s offices, located at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel.

The agenda of the Meeting shall be as follows:

1.   Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting;

2.   Approval of the Compensation Policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”);

3.   Approval of Amendment to the terms of options held by Mr. Gabi Seligsohn, former President and Chief Executive Officer of the Company;

4.   Approval of the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company;

5.   Re-election of each of Messrs. Michael Brunstein and Alon Dumanis as a director of the Company to hold office until the close of the next annual general meeting; and

6.   Re-election of Mr. Avi Cohen as an independent director of the Company, to hold office until the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2012.

The approval of each of Items 1, 5 and 6 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares”) present, in person or by proxy, and voting on the matter.

The approval of each of Items 2, 3 and 4 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who (a) are not controlling shareholders of the Company, or (b) do not have personal interest in the approval of the Item, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Only shareholders of record at the close of business on August 6, 2013, (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to Items 1 through 6 by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting (i.e., 5:00 p.m. (Israel time) on September 10, 2013). Voting will be done by completing the second part of the proxy card. The form of proxy card is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The form of proxy card was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than August 16, 2013.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose Shares are registered with a Tel-Aviv Stock Exchange Ltd. (the “TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder, whose Shares are registered with a member of the TASE, is required to prove his share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to September 17, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the Company’s offices in the Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel during normal business hours and by prior coordination with Ms. Orly Dean (tel: +972-73-2295621).

By Order of the Board of Directors,

Dr. Michael Brunstein, Chairman of the Board of Directors of the Company Dated: August 12, 2013

ii

NOVA MEASURING INSTRUMENTS LTD.

Weizmann Science Park
Building 22, Einstein St., Ness Ziona
Israel
_____________________________

PROXY STATEMENT
_____________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 12, 2013

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Shares”), of Nova Measuring Instrument Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices in the Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel on September 12, 2013, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Nova,” the “Company,” “we” or “our” refer to Nova Measuring Instruments Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

1.   Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting;

2.   Approval of the Compensation Policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law;

3.   Approval of Amendment to the terms of options held by Mr. Gabi Seligsohn, former President and Chief Executive Officer of the Company;

4.   Approval of the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company;

5.   Re-election of each of Messrs. Michael Brunstein and Alon Dumanis as a director of the Company to hold office until the close of the next annual general meeting; and

6.   Re-election of Mr. Avi Cohen as an independent director of the Company, to hold office until the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2012.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on August 6, 2013, (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of August 2, 2013, the Company had 27,221,947 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, at its registered offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel, no later than 48 hours prior to the Meeting, that is on or before September 10, 2013, at 5:00 p.m., Israel time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Ms. Orly Dean; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of The NASDAQ Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company's board of directors (the "Board") recommends a “FOR”, other than Items 2, 3 and 4.

Expenses and Solicitation

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements should be submitted to the Company no later than August 16, 2013.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about August 12, 2013. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to September 17, 2013, at the same time and place. If a quorum is not present within one half hour of the time designated for the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of Items 1, 5 and 6 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter. The approval of each of Items 2, 3 and 4 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who (a) are not controlling shareholders of the Company, or (b) do not have personal interest in the approval of the Item, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including: (i)  a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such person's spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest. A personal interest resulting merely from holding the Company’s shares of stock will not be deemed a personal interest. If you do not state whether you have personal interest your shares will not be voted for Items 2, 3 and 4.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

ITEM 1: APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF BRIGHTMAN ALMAGOR ZOHAR & CO., A MEMBER OF DELOITTE TOUCHE TOHMATSU, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and the Company’s Amended and Restated Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Amended and Restated Articles of Association of the Company, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of The NASDAQ Stock Market.

Following the recommendation by the Company’s Audit Committee and the Board, it is proposed that Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohamtsu, be re-appointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2012 and have no relationship with the Company or with any affiliate of the Company, except as described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 as filed with the Commission (the “Annual Report”).

Information on fees paid to the Company’s independent public accountants may be found in the Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohamtsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

ITEM 2: APPROVAL OF THE COMPENSATION POLICY FOR THE COMPANY'S DIRECTORS AND OFFICERS, IN ACCORDANCE WITH THE REQUIREMENTS OF THE ISRAELI COMPANIES LAW

Under Amendment No. 20 to the Companies Law which came into effect in December 2012, referred to herein as Amendment No. 20, the employment terms of officers and directors of public companies, like the Company, as well as private companies who issued debentures to the public, should be determined in accordance with a directors and officers compensation policy, referred to herein (the “Compensation Policy”). The Compensation Policy is required to be approved by (i) the Board of Directors upon the recommendation of the Compensation Committee; and (ii) the shareholders of the Company. All companies subject to Amendment No. 20 are required to adopt a Compensation Policy no later than September 12, 2013, to be based on the guidelines specified in the amendment. In accordance with Amendment No. 20, the Compensation Policy should be reviewed and re-approved every three years.

Amendment No. 20 provides that the Compensation Policy shall be based, among others, on promoting the company’s goals, its business plan and long term policy and creating appropriate incentives for the company’s officers, considering, among others, the company's size, scope of its operations and risk management policy.

On July 30, 2013, the Company's Board approved, following the recommendation of the Compensation Committee, a Compensation Policy in accordance with the provisions of Amendment No. 20, for a three-year term, in the form attached as Exhibit A to this Proxy Statement. The Compensation Policy is subject to shareholder approval.

The Compensation Policy includes both long term and short term compensation elements. The Compensation Policy shall be reviewed from time to time by the Company’s Compensation Committee and Board in order to ensure its adequacy and its applicability to the Company's financial position and results of operation.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve, in compliance with the requirements of the Israeli Companies Law, 5759 – 1999, the Compensation Policy for the Company's directors and officers, in the form attached hereto as Exhibit A, as previously approved by the Board at the recommendation of the Compensation Committee.”

ITEM 3: APPROVAL OF AMENDMENT TO THE TERMS OF  OPTIONS HELD BY MR. GABI SELIGSOHN, FORMER PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

At the Meeting, shareholders will be asked to approve, in light of Mr. Seligsohn's contribution to the Company in the past 15 years and his performance as chief executive officer, the amendment of the terms of up to 326,662 vested options (including 37,500 options originally scheduled to vest in August 2014), such that any such vested options held by Mr. Seligsohn as of the expiration date of his adjustment period (i.e., April 15, 2014), shall be exercisable until October 15, 2015 (18 months following to the expiration of the adjustment period), subject to the earlier expiration of any option according to its terms. The proposal is consistent with the proposed Compensation Policy and was approved by the Compensation Committee and the Board.

At the Meeting, it is proposed that the following resolution be adopted:

 “RESOLVED, that up to 326,662 vested options as of the expiration date of the adjustment period (including 37,500 options originally scheduled to vest in August 2014), held by Mr. Seligsohn, shall be exercisable until October 15, 2015 (18 months following to the expiration of the adjustment period), subject to the earlier expiration of any option according to its terms.”

ITEM 4: APPROVAL OF THE EMPLOYMENT TERMS OF MR. EITAN OPPENHAIM, THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

At the Meeting, shareholders will be asked to approve the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company. Mr. Oppenhaim's employment terms were approved by the Compensation Committee and the Board after taking into consideration, among others, (i) the terms of the proposed Compensation Policy, (ii) Mr. Oppenhaim's experience and qualifications, including in his previous position in the Company, (iii) the employment terms of the previous President and Chief Executive Officer of the Company and the previous terms of employment of Mr. Oppenhaim in the Company, (iv) the ratio between the employer cost associated with the engagement of the President and Chief Executive Officer and the average and median employer cost associated with the engagement of the other employees of the Company, and (v) information presented to the members of the Compensation Committee and the Board regarding salaries paid to chief executive officers in similar companies of comparable size in similar or related industries. The proposed employments terms of Mr. Oppenhaim are consistent with the proposed Compensation Policy.

Hereinafter are the principles of the agreement:

(a)	a monthly base salary of NIS 87,000;

(b)
an annual bonus of up to ten (10) monthly base salaries (with up to two additional monthly base salaries in the case of over achievement), which shall be subject to objectives to be annually determined by the Board and its committee’s in accordance with the proposed Compensation Policy. In the event of employment termination during a fiscal year (unless for termination for cause), Mr. Oppenhaim shall be entitled to a prorated bonus (subject to adjusted objectives to the relevant period of employment);

(c)
a one-time grant of an option to purchase up to 80,000 ordinary shares of the Company. The exercise price per share shall be determined pursuant to the Company's Equity Based Compensation Policy (i.e., shall equal to the closing price on NASDAQ Stock Market at the date of the Meeting) and the option shall vest in equal annual installments over four years commencing one year from the grant date (i.e., 25 % of the option shall vest on each anniversary of the grant date);

(d)
a bonus of up to ten (10) monthly base salaries for the completion of an acquisition of a non-affiliated company, subject to the limitation on a special bonus imposed by the proposed Compensation Policy. The payment of such bonus is subject to the approval of the Board and its committees;

(e)
in connection with termination of employment, a three (3) month advance notice and a six (6) month adjustment period, during which Mr. Oppenhaim shall be entitled to all of his compensation elements, and to the continuation of vesting of his options;

(f)
based on the Company's policies and procedures and the applicable law, Mr. Oppenhaim shall be entitled to customary social benefits such as pension fund or management insurance, education fund, vacation pay, sick leave and convalescence pay;

(g)
based on the Company's policies and procedures and the applicable law and subject to required approvals under applicable law, Mr. Oppenhaim shall be entitled to be covered by a directors and officers insurance (including a “run-off” insurance policy). Mr. Oppenhaim is currently a party to an indemnification agreement with the Company;

(h)	non disclosure, non-compete and ownership of intellectual property undertakings;

(i)
upon Change of Control Mr. Oppenhaim shall be entitled to (a) advance notice and adjustment period as defined in Section (e) above; and (b) term and vesting extension of options of two years following termination of employment:

“Change of Control” means: (a)(1) the sale of all or substantially all of the Company’s assets; (2) a merger of the Company with or into another company or entity after which the Company’s shareholders shall hold less than 50% of the surviving entity; (3) the Company becoming a division or a subsidiary of another Company; or (4) the purchase of Company shares, after which the purchaser shall hold 50% or more of the Company shares, provided, however, that the purchaser is not one of the Company’s institutional investors upon execution of the purchase agreement; and (b) Mr. Oppenhaim is not offered to remain in his position with suitable terms; and

(j)
monthly travel expenses or a Company car, a Company's cellular phone, a land line phone, toll road expenses, a laptop computer and other expense reimbursements pursuant to the Company's policies and procedures.

In accordance with its desire to provide greater transparency to investors, the Company intends to provide disclosure regarding the compensation of its senior executives on an individual basis commencing with its 2013 annual report.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the terms of employment of Mr. Oppenhaim as the President and Chief Executive Officer of the Company”

ITEM 5: APPROVAL OF THE RE-ELECTION OF EACH OF MESSRS. MICHAEL BRUNSTEIN AND ALON DUMANIS AS A DIRECTOR OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING.

At the Meeting, shareholders will be asked to approve the re-election of each of Messrs. Michael Brunstein and Alon Dumanis as a director of the Company to hold office until the close of the next annual general meeting.

There are currently three directors serving on the Board who are not external directors, two of which are standing for re-election under this Item 3 (the additional director who is not an external director, Mr. Avi Cohen, is standing for re-election under Item 4). All of our directors attended 75% or more of the meetings of the Board and its committees on which they served since last year annual general meeting.

Herein below are details on those directors currently serving on the Board, and standing for reelection:

Dr. Michael Brunstein (69) was named chairman of our board of directors in June 2006, after serving as member of our board of directors from November 2003. During the years 1990 and 1999, Dr. Brunstein served as Managing Director of Applied Materials Israel Ltd. Prior to that, Dr. Brunstein served as President of Opal Inc., and as a Director of New Business Development in Optrotech Ltd.  Dr. Brunstein is a chairman and serves on boards of directors of several privately owned companies. Dr. Brunstein holds a B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem, and a M.Sc. and a Ph.D. in Physics from Tel Aviv University.

Dr. Alon Dumanis (63) has served as a director of Nova since 2002. He is the Chief Executive Officer of Crecor B.V., Docor International B.V., Docor Levi Lassen I BV, Docor Levi Lassen II BV and Docor International Management Ltd., all Dutch investment companies, subsidiaries of The Van-Leer Group Foundation. Dr. Dumanis is currently a chairman of Aposense (TASE-APOS), XSight System, Softlib, Bondex, Clariton, DNR Imaging, and a member of the board of directors of Collplant (TASE-CLPT) and other Hi Tech companies in Docor’s investment portfolio. Dr. Dumanis is a former member of the board of directors of Tadiran Communications (TASE-TDCM), of El Al Israel Airlines (TASE-LY), of Protalix Biotherapeutics (NYSE-PLX), of Inventech Investments Co. Ltd. (TASE-IVTC), of Spectronix (TASE-SPCT) and Ice Cure (TASE-ICCM). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA.

Each of the director nominees has certified to the Company that he complies with all requirements under the Israeli Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

Dr. Michael Brunstein, as the chairman of the Board and Dr. Alon Dumanis, as a director, will be entitled to remuneration packages as previously approved by the shareholders of the Company. For further information regarding the remuneration package see Item 6.B of the Annual Report. Such remuneration package is in accordance with the Company’s Compensation Policy as proposed on Item 2.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Messrs. Michael Brunstein and Alon Dumanis as a director of the Company to hold office until the close of the next annual general meeting.”

ITEM 6: RE-ELECTION OF MR. AVI COHEN AS AN INDEPENDENT DIRECTOR OF THE COMPANY, TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

At the Meeting, shareholders will be asked to approve the re-election of Mr. Avi Cohen as an independent director of the company, to hold office until the close of the next annual general meeting.

Mr. Cohen has certified to the Company that he complies with all requirements under the Companies Law for serving as an independent director. Such certification will be available for inspection at the Meeting.

Mr. Cohen will be entitled to a remuneration package as previously approved by the shareholders of the Company. For further information regarding the remuneration package see Item 6.B of the Annual Report. Such remuneration package is in accordance with the Company’s Compensation Policy as proposed on Item 2.

Herein below is information regarding Mr. Cohen:

Mr. Avi Cohen (60) has served as a director of Nova since 2008. Mr. Cohen serves as the Chief Executive Officer of Rrsat Global Communications Network, a public company traded on NASDAQ. Prior to that, until March 2012, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies, a public company traded on the TASE. Prior to joining Orbit in December 2008, Mr. Cohen served as Chief Operating Officer and Deputy to the CEO at ECI Telecom Ltd., a leading supplier of best-in-class networking infrastructure equipment for carrier and service provider networks worldwide. Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor.  From 2003 he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S.  During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group.  From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division.  Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel.  Mr. Cohen holds B.Sc. and M.Sc. degrees in Electrical Engineering and Applied Physics from Case Western Reserve University, USA.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of Mr. Avi Cohen as an independent director of the company, to hold office until the close of the next annual general meeting.”

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Michael Brunstein Chairman of the Board of Directors of the Company Dated: August 12, 2013

Exhibit A

COMPENSATION POLICY

NOVA MEASURING INSTRUMENTS LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on [__________], 2013)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Nova Measuring Instruments Ltd. (“Nova” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Nova's overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Nova's value and otherwise assist Nova to reach its business and financial long term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Nova's goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Nova's directors.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of Nova and shall serve as Nova’s Compensation Policy for three (3) years, commencing as of its adoption.

The Compensation Committee and the Board of Directors of Nova (the “Board”) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

It is hereby clarified that nothing in this Compensation Policy shall be deemed to grant any of Nova’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements.

2.	Objectives

Nova's objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for Nova's success and enhance shareholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, while recognizing Nova's core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Nova's shareholders in order to enhance shareholder value;

2.2.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to promote for each Executive Officer an opportunity to advance in a growing organization;

2.3.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.4.	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.5.	To maintain consistency in the way that Executive Officers are compensated.

3.	Compensation structure and instruments

3.1.	Compensation instruments under this Compensation Policy may include the following:

3.1.1.	Base salary;

3.1.2.	Benefits;

3.1.3.	Cash bonuses;

3.1.4.	Equity based compensation; and

3.1.5.	Retirement and termination of service arrangements.

3.2.	The total annual bonus and equity based compensation of each Executive Officer shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Nova's short and long term goals while taking into consideration the Company’s need to manage a variety of business risks;

5.	Inter-Company Compensation Ratio

5.1.
In the process of drafting this Policy, Nova’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers and the average and median employer cost associated with the engagement of the other employees of Nova (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the work environment in Nova were examined and will continue to be examined by the Company from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Nova.

B. Base Salary and Benefits

6.	Base Salary

6.1.
The base salary varies between Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role, business responsibilities and the past performance of the Executive Officer.

6.2.
Since a competitive base salary is essential to Nova's ability to attract and retain highly skilled professionals, Nova will seek to establish a base salary that is competitive with the base salaries paid to Executive Officers of a peer group of companies relevant to Nova’s business field, while considering, among others, Nova's size and field of operation and the geographical location of the Executive Officer employed. To that end, Nova shall utilize as a reference, comparative market data and practices, which may include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer in other companies operating in technology sectors which are similar in their characteristics to Nova’s, as much as possible, while considering, among others, such companies' size and characteristics (including their revenues, profitability rate, number of employees and operating arena (in Israel or globally). Such compensation survey may be conducted internally or through an external consultant.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Nova's practice and the practice in peer group companies;

7.1.5.
Nova shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Nova's policies and procedures and the practice in peer group companies; and

7.1.6.
Nova shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Nova's policies and procedures and to the practice in peer group companies.

For the sake of clarity, non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Compensation Policy (with the necessary changes).

7.2.
Nova may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Nova's policies and procedures.

C. Cash Bonuses

8.	Annual Bonuses - The Objective

8.1.	Compensation in the form of annual cash bonus(es) is an important element in aligning Executive Officers' compensation with Nova's objectives and business goals.

8.2.	Nova's policy is to allow annual cash bonuses, which may be awarded to the Executive Officers upon the attainment of pre-set periodical objectives and personal targets.

8.3.	The total annual cash bonuses which may be awarded to all Executive Officers shall not exceed 10% of Nova’s non-GAAP operating profit.

8.4.
In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may pay such Executive Officer a full annual bonus or a prorated one. Such bonus will become due on the same scheduled date for annual bonus payments by the Company.

9.	Annual Bonuses - The Formula

Vice Presidents

9.1.
The annual bonus of Nova’s Vice Presidents (“VPs”) will be based on the measurable results of the Company and subject to a minimum threshold. Such measurable criteria will be determined annually by Nova’s CEO and approved by the Compensation Committee and the Board at the commencement of each fiscal year (or start of employment, as applicable) on the basis of, but not limited to, company, division and personal objectives. Examples of measurable criteria that will be considered include: business and operational objectives (such as revenue and operating profit objectives, market share and initiation of new markets and products, operational efficiency); customer focus (such as system availability requirements and customer satisfaction); project milestones (such as product implementation in production, product acceptance and new product penetration) and investment in human capital (such as employee satisfaction, employee retention and employee training and leadership programs).

9.2.
The annual bonus will be based mainly (at least 80%) on measurable criteria, and, with respect to its less significant part (up to 20%) shall be determined at the CEO’s discretion, subject to any additional approval as may be required by the Companies Law, provided, however, that if so permitted by law, the annual bonus of a VP which is not a director, may be based all or in part on the CEO’s discretion (or the Compensation Committee's or the Board’s discretion) based on the VP's contribution to Nova.

CEO

9.3.
The annual bonus of Nova’s CEO will be based on the measurable results of the Company and subject to a minimum threshold. Such measurable criteria will be determined annually by Nova’s Compensation Committee (and, if required by law, by Nova’s Board) at the commencement of each fiscal year (or start of employment, as applicable) on the basis of, but not limited to, company and personal objectives.

9.4.
The annual bonus will be based mainly (at least 80%) on measurable criteria, and, with respect to its less significant part (up to 20%) shall be determined at the Board’s discretion, subject to any additional approval as may be required by the Companies Law.

10.	Compensation Recovery (“Clawback”)

10.1.
In the event of an accounting restatement, Nova shall be entitled to recover from its Executive Officers the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Nova prior to the second anniversary of fiscal year end of the restated financial statements.

10.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

10.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

10.2.2.	The Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

10.3.	Nothing in this Section 10 derogates from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

11.	Special Bonuses

11.1.
Nova may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) at the CEO’s discretion (and in the CEO's case, at the Board's discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”).

11.2.
Nova may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO's case, at the Board's discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”).

11.3.	The Special Bonus will not exceed 30% of the Executive Officer's total compensation package on an annual basis.

11.4.	The Signing Bonus will not exceed three (3) monthly entry base salaries of the Executive Officer.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity based compensation for Nova's Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers' interests with the long term interests of Nova and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity based compensation offered by Nova is intended to be in a form of share options and/or other equity based awards, such as RSUs, in accordance with the Company's equity incentive plan in place as may be updated from time to time.

12.3.
All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers other than directors shall vest gradually over a period of between three (3) to five (5) years.

12.4.
All other terms of the equity awards shall be in accordance with Nova's incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General guidelines for the grant of awards

13.1.
The equity based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.	The fair market value of the equity based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

Nova may provide a VP (according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement) and the CEO a prior notice of termination of up to three (3) months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options.

15.	Adjustment Period

Nova may provide an additional adjustment period of up to six (6) months to a VP (according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement) and to the CEO, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options.

16.	Additional Retirement and Termination Benefits

Nova may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Nova may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Nova for a defined period of time. The terms and conditions of the Non-Compete grant shall be decided by the Board and shall not exceed such Executive Officer's monthly base salary multiplied by twelve (12).

F. Exculpation, Indemnification and Insurance

18.	Exculpation

Nova may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Nova, to the fullest extent permitted by applicable law.

19.	Insurance and Indemnification

19.1.
Nova may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the Indemnity Agreement between such individuals and Nova, all subject to applicable law and the Company’s articles of association.

19.2.	Nova will provide “Directors’ and Officers’ Liability Insurance” (the “Insurance Policy”) for its directors and Executive Officers as follows:

19.2.1.	The annual premium to be paid by the Nova shall not exceed 1.5% of the aggregate coverage of the Insurance Policy;

19.2.2.
The limit of liability of the insurer shall not exceed the greater of $40 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee;

19.2.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Nova's exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

19.3.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Nova shall be entitled to enter into a "run off" Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

19.3.1.
The limit of liability of the insurer shall not exceed the greater of $40 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee;

19.3.2.	The annual premium shall not exceed 300% of the last paid annual premium; and

19.3.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company's exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company's profitability, assets or liabilities.

19.4.	Nova may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

19.4.1.	The additional premium for such extension of liability coverage shall not exceed 50% of the last paid annual premium; and

19.4.2.
The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company's profitability, assets or liabilities.

G. Arrangements upon Change of Control

20.
The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a “Change of Control” following of which the employment of such Executive Officer is terminated or adversely adjusted in a material way:

20.1.	Vesting acceleration of outstanding options.

20.2.	Extension of the exercising period of options for Nova’s VP’s and CEO for a period of up to one (1) year and two (2) years, respectively, following the date of employment termination.

20.3.
Up to an additional six (6) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Compensation Policy.

20.4.	A cash bonus not to exceed together with the annual cash bonus, up to eighteen (18) monthly base salaries, in the case of the CEO, and thirteen (13) monthly salaries, in the case of a VP.

H. Board of Directors Compensation

21.1.	All Nova’s Board members, excluding the chairman of the Board, shall be entitled to an equal annual and per-meeting compensation.

21.2.
The compensation of the Company’s directors (including external directors and independent directors) shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”) and, in any event, the annual payment and the per-meeting payment shall not be greater than two (2) times the maximal annual payment and per-meeting payment, respectively, allowed under the Compensation of Directors Regulations, in the case of Nova.

21.3.
Notwithstanding the provisions of Sections 21.1 and 21.2 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and maybe greater than the maximal amount allowed, in the case of Nova, by the Compensation of Directors Regulations.

21.4.
The chairman of the Board shall be entitled to a base compensation that shall not exceed six (6) times the compensation of a director (including annual and per meeting compensation and excluding equity compensation).

21.5.
Each member of Nova’s Board (excluding the chairman of the Board) may be granted up to the lower of (i) 10,000 options to purchase ordinary shares of Nova per year, or (ii) options with fair market value of US$80,000. The options shall vest quarterly over a period of between three (3) to five (5) years.

21.6.	The chairman of the Board may be granted up to an average annual equity compensation (of two (2) sequential years) that shall not exceed six (6) times of any director's equity compensation per year.

21.7.	In addition, members of Nova’s Board may be entitled to reimbursement of expenses when traveling abroad on behalf of Nova.

I. Miscellaneous

22.1.	The Board may determine that none or only part of the payments, benefits and perquisites shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

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This Policy is designed solely for the benefit of Nova and none of the provisions thereof are intended to provide any rights or remedies to any person other than Nova.